Filed by WISeKey International Holding AG

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: WISeKey International Holding AG

Commission File No.: 001-39115

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-39115

WISEKEY INTERNATIONAL HOLDING AG

(Exact Name of Registrant as Specified in Charter)

WISEKEY INTERNATIONAL HOLDING LTD

(Translation of Registrant’s name into English)

Canton of Zug, Switzerland	General-Guisan-Strasse 6 CH-6300 Zug, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                ☐ Form 40-F

Exhibit No.	Description

99.1	Press release of WISeKey International Holdings AG issued on July 13, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2026	wisekey international holding ag

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

	By:	/s/ John O'Hara
		Name:	John O’Hara
		Title:	Chief Financial Officer

2

Exhibit 99.1

WISeKey Reports Unaudited Preliminary H1 2026 Key Metrics; Revenue Up 115%, FY 2026 Guidance Reaffirmed

●	FY 2026 guidance of 50%–100% revenue growth underpinned by an active pipeline exceeding $225 million through 2029, new business initiatives and approximately $495 million in cash and short-term investments.

●	Demonstrates continued execution across its quantum, space and digital identity platforms, highlighted by the filing of Form F-4 for the WISeSat–Columbus Acquisition Corp business combination, the launch of operations of Quantix, a post-quantum identity partnership with Wecan, and the integration of the WISeKey Quantum RootKey across SEALQuantum assets.

Geneva, Switzerland – July 13, 2026 – Ad hoc announcement pursuant to Art. 53 LR WISeKey International Holding Ltd (“WISeKey” or the “Company”) (SIX: WIHN; Nasdaq: WKEY), a global leader in cybersecurity, digital identity, post-quantum semiconductors and satellite technology, today announced preliminary unaudited financial highlights for the six months ended June 30, 2026, (“H1”) together with a summary of the key strategic milestones achieved year to date.

Preliminary figures are unaudited and subject to completion of the Company’s half-year closing procedures. WISeKey expects to publish its full H1 2026 consolidated financial results in September 2026 and hold a half-year earnings conference call.

Preliminary H1 2026 Financial Highlights (Unaudited)

●	Preliminary H1 2026 revenue of approximately $11.4 million, an increase of 115% versus H1 2025 revenue, underscoring strong operating momentum across the group’s post-quantum semiconductor, digital identity and PKI businesses.

●	Approximately $495 million in cash and short-term investments as of June 30, 2026, representative of a very strong balance sheet with zero debt, allowing for WISeKey’s subsidiary SEALSQ to fund their post-quantum, quantum and Quantum Space Orbital Cloud (QSOC) roadmaps without near-term financing pressure.

●	Subsidiary SEALSQ has an active commercial pipeline exceeding $225 million through 2029, driven by demand for post-quantum cryptography solutions ahead of regulatory migration deadlines in the U.S. and Europe. These figures reflect management estimates and are subject to risks such as conversion risks, customer validation, and technical integration.

●	FY 2026 guidance reaffirmed: supported by its cash position and pipeline visibility, the Company reiterates its expectations of 50%–100% revenue growth in FY 2026. Our guidance statements are based on current expectations. These statements are forward-looking and actual results could differ materially depending on market conditions and the factors set forth under “Forward Looking Statements” below.

●	The balance sheet reflects SEALSQ’s successful capital markets activity, including a $125 million registered direct offering completed in March 2026, and disciplined treasury management at the holding level.

Key Strategic Milestones — First Half of 2026

Quantisimo potential business combination. In June 2026, WISeKey and SEALSQ established Quantisimo Corp. as a special purpose vehicle and executed a non-binding Letter of Intent with GigCapital8 Corp. to create a publicly traded quantum computing company at an initial enterprise value of $575 million, with the aim of consolidating selected assets from the group’s SEALQuantum.com initiative into a single Nasdaq-listed entity. The transaction is targeted to close in the first quarter of 2027.

WISeSat: Form F-4 filed for Nasdaq listing via business combination with Columbus Acquisition Corp. On June 23, 2026, WISeSat.Space Holdings Corp. (“Pubco”), a wholly owned subsidiary of WISeSat.Space Corp. (“WISeSat”), filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission in connection with the previously announced business combination with Columbus Acquisition Corp (“CAC”; Nasdaq: COLA), governed by the Business Combination Agreement dated November 9, 2025 among WISeSat, CAC, Pubco, WISeKey and WISeSat Merger Sub Corp. Upon completion of the transaction, which remains subject to the registration statement being declared effective by the U.S. Securities and Exchange Commission (“SEC”), the approval of CAC shareholders, and Nasdaq approval of the listing of Pubco’s registered shares, WISeSat and CAC will each become subsidiaries of Pubco, with the combined company expected to trade on Nasdaq under the ticker symbol “SAIQ”. The WISeSat constellation continued its deployment cadence during the period with additional satellite launches via SpaceX.

Quantix: start of operations. Quantix Edge Security (“Quantix”), the group’s Spanish joint venture dedicated to the development of a Semiconductor Design and Personnalization Center in the region of Murcia, Spain, with advanced capabilities in cybersecurity, post-quantum technology, AI and RISC-V systems, confirmed the selection of the Region of Murcia as the location for the center. Quantix commenced operations during the first half of 2026 and will now begin an in-depth technical verification phase together with the relevant public administrations aimed at defining the operational, administrative and infrastructure related aspects necessary for the project’s development.

Post-quantum identity technology in partnership with Wecan. WISeKey entered a technology partnership with Wecan Group (“Wecan”), the Geneva-based leader in regulated data exchange and tokenization infrastructure and a subsidiary of SEALSQ, to develop post-quantum cryptography (PQC) enabled digital identity technology. The collaboration combines WISeKey’s WISeID platform, PKI trust services and SEALSQ’s post-quantum secure semiconductors with Wecan’s compliance and data-sovereignty infrastructure, targeting quantum-resistant identity solutions for financial institutions and regulated industries.

Integration of the WISeKey Quantum RootKey across SEALQuantum assets. WISeKey commenced the integration of its Quantum RootKey, the post-quantum evolution of the cryptographic Root of Trust operated under the OISTE Foundation governance model since 1999, across the SEALQuantum.com ecosystem of quantum technology companies. The integration anchors each SEALQuantum asset to a common, quantum-resistant trust infrastructure, extending the group’s Root-to-Qubit architecture from semiconductors to the full quantum ecosystem.

Regulatory tailwinds for SEALSQ’s post-quantum semiconductors. SEALSQ’s QS7001 post-quantum secure element is aligned with the new ANSSI post-quantum cryptography mandate, positioning the company as an early mover in EU regulation-driven hardware security, while U.S. Executive Order 14412 directed the migration of federal high-value systems to post-quantum cryptography by 2030, a structural demand driver for the group’s PQC portfolio.

Quantum ecosystem expansion. During the period, SEALSQ completed the acquisition of MiraEx, the Swiss developer of photonics-based quantum interconnects, and co-led the $130 million Series A financing of Quobly alongside Bpifrance and STMicroelectronics, further strengthening the Company’s quantum portfolio.

SEALCOIN: market launch and QAIT token integration. In May 2026, WISeKey’s SEALCOIN platform confirmed the integration of the QAIT token following its market launch, advancing the group’s machine-economy strategy for autonomous device-to-device transactions secured by the post-quantum Root of Trust.

WISeRobot: human-centric AI robotics roadmap. In May 2026, WISeKey and SEALSQ announced the roadmap and official website launch of WISeRobot.ch, integrating human-centric AI with post-quantum security in robotics and extending the group’s trust architecture into autonomous systems.

WISeSat investment in FOSSA Systems. In June 2026, WISeSat.Space participated in FOSSA Systems’ latest financing round, reinforcing its European secure satellite infrastructure roadmap.

HUMAN-AI-T initiative. WISeKey’s founder launched the HUMAN-AI-T Manifesto through the OISTE Foundation at Davos in January 2026 and, in May 2026, expanded the initiative into a global movement calling for ethical, human-governed AI, including the development of the HUMAN-AI-T Knowledge Vault — advancing the group’s commitment to trust, identity and the defense of the human person in the age of AI.

Corporate & Governance Updates

Corporate redomiciliation to the British Virgin Islands. On June 29, 2026, WISeKey signed a merger agreement to redomicile the holding company from Switzerland to the British Virgin Islands. Additional information regarding the proposed transaction will be contained in the registration statement on Form F-4 that WISeKey intends to file with the SEC.

2026 Annual General Meeting. At the Annual General Meeting held on June 29, 2026, shareholders approved all agenda items proposed by the Board of Directors, including the Annual Report 2025, the re-election of seven current directors and the election of Andrew Forson as a new member of the Board.

Management Commentary

“With first-half revenue up 115% versus H1 2025 revenue and approximately $495 million in cash and short-term investments, WISeKey enters the second half of 2026 from a position of strength, growing fast, fully funded, and with a pipeline exceeding USD 225 million through 2029 in SEALSQ,” said Carlos Creus Moreira, Founder and CEO of WISeKey. “In the last six months we have signed the non-binding LOI for the Quantisimo transaction with GigCapital8, filed the Form F-4 for the WISeSat listing, brought Quantix into operation, partnered with Wecan on post-quantum identity, and begun anchoring every SEALQuantum asset to our Quantum RootKey. Together these milestones advance a single strategy: extending the Root of Trust we built in Geneva over 25 years into the quantum era, from the chip, to the satellite, to the identity of every human and machine, positioning WISeKey to capture long-term value for shareholders.”

About WISeKey

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and Internet of Things (IoT) solutions. Operating as a Swiss-based holding company through several operational subsidiaries — including SEALSQ Corp (Nasdaq: LAES) for post-quantum semiconductors, WISeSat for LEO satellite connectivity, WISeKey SA for the WISeID digital identity ecosystem, and SEALCOIN for machine-economy transactional technology — each subsidiary contributes to WISeKey’s integrated cryptographic Root of Trust, operated under the neutral governance of the OISTE Foundation. For more information, visit www.wisekey.com.

Disclaimer and Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. These statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “would,” “intends,” “plans,” “estimates,” “anticipates,” “projects,” “forecasts,” “seeks,” “targets,” “could,” “potential,” “continues,” “guidance,” “outlook” or the negative of these terms or other comparable terminology. Forward-looking statements in this communication include, but are not limited to, statements relating to: our FY 2026 revenue guidance of 50%–100% year-over-year growth; the expected timing and commencement of revenues from QS7001 and QVault TPM products; expectations regarding our business pipeline through 2029; planned deployment of the SEALQuantum Fund; anticipated progress on post-quantum product certifications, including FIPS 140-3 Level 3 and CC EAL5+ certifications; expected revenue contributions from Quantix Edge Security, and our other strategic investments; expectations regarding customer evaluation and integration cycles; and statement regarding the Company’s competitive position, market opportunity and growth strategy. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the risks related to the completion of the deSPAC process relating to WISeSat and the subsequent listing of WISeSat on Nasdaq, the negotiation and completion thereof; the proposed redomiciliation of WISeKey from Switzerland to the British Virgin Islands and the anticipated benefits thereof; the proposed Quantisimo transaction with GigCaptial8 and the expected timing and completion thereof; the finalization of the financial results for the half-year ended June 30, 2026, the amount of revenue from the commercialization of the QS7001 post-quantum product range, SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; the timing and success of product certifications; market acceptance of our post-quantum semiconductor products; customer procurement and integration timelines; our ability to convert pipeline opportunities into contracted revenue; market demand and semiconductor industry conditions; the pace of regulatory adoption of post-quantum cryptography standards; and the risks discussed in WISeKey’s filings with the SEC. Risks and uncertainties are further described in reports filed by WISeKey with the SEC. As a result, the preliminary financial results contained in this press release may materially differ from the actual results that will be reflected in the unaudited condensed consolidated financial statements as of June 30, 2026 when they are completed and publicly disclosed.

These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: risks related to the completion of the proposed redomiciliation merger, including the risk that the transaction may not be completed on the anticipated timeline or at all, failure to obtain required shareholder or regulatory approvals, and the possibility that the anticipated benefits of the redomiciliation may not be realized; risks related to the completion of the WISeSat–Columbus Acquisition Corp business combination, including the risk that the registration statement may not be declared effective, the transaction may not be completed, CAC shareholders may not approve the transaction, Nasdaq may not approve the listing, and conditions to closing may not be satisfied; risks related to the proposed Quantisimo transaction with GigCapital8 Corp., including the fact that the letter of intent is non-binding, the risk that definitive agreements may not be executed, the transaction may not be completed on the anticipated terms or timeline or at all, and the possibility that the anticipated benefits may not be realized; the finalization of the financial results for the half-year ended June 30, 2026; the amount and timing of revenue from the commercialization of the QS7001 and QVault TPM post-quantum product range; SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; the timing and success of product certifications; market acceptance of our post-quantum semiconductor products; customer procurement and integration timelines; our ability to convert pipeline opportunities into contracted revenue; competition from other post-quantum cryptography solutions providers; market demand and semiconductor industry conditions; the pace of regulatory adoption of post-quantum cryptography standards; geopolitical risks affecting supply chains and international operations; foreign currency exchange rate fluctuations; cybersecurity risks and the integrity of our systems; our ability to attract and retain key personnel; the potential dilutive effect of future financings or equity issuances; and the risks discussed in WISeKey’s filings with the SEC, including its most recent Annual Report on Form 20-F. Risks and uncertainties are further described in reports filed by WISeKey and SEALSQ with the SEC.

Statements regarding our business pipeline are based on management’s current estimates of potential revenue opportunities and do not represent backlog or contracted revenue. Pipeline conversion is subject to numerous factors including customer validation, technical integration requirements, certification timelines, and market conditions. There can be no assurance that pipeline opportunities will convert to actual sales or that such conversion will occur within anticipated timeframes.

WISeKey is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise. This communication contains preliminary, unaudited financial information that remains subject to the completion of the Company’s half-year closing and review procedures, and actual reported results may differ.

This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, nor a solicitation of any vote, consent or approval. There shall be no sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities in connection with the proposed business combinations or the proposed redomiciliation merger will be made only by means of a prospectus meeting the requirements of applicable law. In connection with the proposed redomiciliation, WISeKey intends to file with the SEC a registration statement on Form F-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. This press release does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act or advertising within the meaning of the FinSA.

Press and Investor Contacts

WISeKey International Holding Ltd	WISeKey Investor Relations (US)
Company Contact: Carlos Moreira	The Equity Group Inc.
Chairman & CEO	Lena Cati
Tel: +41 22 594 3000	Tel: +1 212 836-9611
info@wisekey.com	lena.cati@theequitygroup.com